Exhibit 99.3

Graphex Group Limited Announces Full Exercise of Over-Allotment Option in Underwritten Public Offering

ROYAL OAK, Mich., Aug. 26, 2022 (GLOBE NEWSWIRE) -- Graphex Group Limited (NYSE American: GRFX), (“Graphex”, or the “Company”), a global leader in mid-stream processing of specialized natural graphite used for electric vehicle (EV) lithium-ion (Li-ion) batteries, today announced that the underwriters of its previously completed underwritten public offering have exercised their over-allotment option to purchase an additional 704,347 American Depositary Shares (ADSs), each ADS representing 20 ordinary shares, par value HK$0.01 per share, of the Company, at the public offering price of $2.50 per ADS less underwriting discounts and commissions, for aggregate gross proceeds of approximately $1.7 million before deducting underwriting discounts, commissions, and other estimated offering expenses. The 45-day over-allotment option was granted in connection with the Company's previously announced underwritten public offering of 4,695,653 ADSs at a public offering price of $2.50 per share.

EF Hutton, division of Benchmark Investments, LLC, acted as sole book-running manager for the offering.

A registration statement on Form F-1 (File No. 333-263330), was filed with the Securities and Exchange Commission ("SEC") and was declared effective on August 16, 2022, and a registration statement on Form F-1MEF (File No. 333-266925), was filed with the SEC and became effective upon filing. A final prospectus relating to the offering was filed with the SEC and is available on the SEC's website at http://www.sec.gov. Electronic copies of the final prospectus relating to this offering, when available, may be obtained from EF Hutton, division of Benchmark Investments, LLC, 590 Madison Avenue, 39th Floor, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@efhuttongroup.com or telephone at (212) 404-7002.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Graphex

Graphex Group Limited is a Cayman Island company with principal and administrative offices in Hong Kong and subsidiary office in Royal Oak, Michigan. Graphex is a global leader in the industry, proficient in commercial deep processing of graphite, and is currently producing over 10,000 metric tons of spherical graphite annually. Graphex possesses patents and utility models covering various technological, design, and processing applications in addition to trade secrets and technological expertise.

Forward Looking Statements

This press release contains statements that constitute "forward-looking statements," including with respect to the proposed public offering. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company's registration statement and preliminary prospectus for the Company's offering filed with the SEC. Copies of these documents are available on the SEC's website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Inquiries:

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